AMENDMENT TO

UNDEWRITING AGREEMENTS

(the "Agreements")

Between

Each of the T. Rowe Price Funds (collectively "the Funds")

set forth on Schedule A hereto, severally and not jointly

and

T. ROWE PRICE INVESTMENT SERVICES, INC.

(the "Distributor")

This is an Amendment to each of the Agreements, made as of the 20th day of October, and 2009, by and between each of the Fund, separately and not jointly, and the Distributor.

W I T N E S S E T H:

WHEREAS, the shares of the Funds` capital stock may be divided into classes (all such shares being referred to herein as "Shares") and the Funds currently are authorized to offer more than one class of shares;

WHEREAS, as set forth in each Agreement, the Funds desire the Distributor to act as the distributor in the public offering of its shares;

WHEREAS, as set forth in each Agreement, the Distributor shall offer and sell Shares only to such selected dealers as are members in good standing of the Financial Industry Regulatory Authority ("FINRA") or are institutions exempt from registration under applicable federal securities laws;

WHEREAS, at their meeting on October 20, 2009, the boards of the Funds authorized the Funds and the Distributor to distribute the Funds` shares outside the United States to institutional investors in Canada pursuant to applicable Canadian securities laws;

WHEREAS, the Distributor and the Funds desire to continue each Agreement on the same terms and conditions other than as describe below;

NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

1.Paragraph 2 of each Agreement is amended to read as follows:

2.Sale of Shares. Subject to the provisions of Paragraphs 3, 4, and 6 hereof, and to such minimum purchase requirements as may from time to time be currently indicated in the

Fund`s prospectus, the Distributor is authorized to sell, as agent on behalf of the Fund, Shares authorized for issuance and registered under SA-33. Distributor may also sell Shares under offers of exchange between and among the investment companies for which Price Associates and/or Price International act as investment advisers ("Price Funds"). Distributor may also purchase as principal such Shares for resale to the public. Such sale will be made by Distributor on behalf of the Funds by accepting unconditional orders to purchase the Shares placed with Distributor by investors or by selected dealers and such purchases will be made by Distributor only after acceptance by Distributor of such orders. The sales price to the public of such Shares shall be the public offering price as defined in Paragraph 5 hereof.

The Distributor shall have the right to enter into selected dealer agreements with registered and qualified securities dealers and other financial institutions of its choice for the sale of Shares, provided that the Fund shall approve the forms of such agreements. Within the United States, the Distributor shall offer and sell Shares only to such selected dealers as are members in good standing of FINRA or are institutions exempt from registration under applicable federal securities laws. Within Canada, the Distributor shall offer and sell Shares only to such institutions in provinces in accordance with its status as an Exempt Market Dealer under applicable Ontario Securities Commission rules and regulations. Shares sold to selected dealers shall be for resale by such dealers only at the public offering price as defined in Paragraph 5 hereof.

2.Paragraph 7 of each Agreement is amended to read as follows:

7.Solicitation of Orders. In consideration of the rights granted to the Distributor under this Agreement, Distributor will use its best efforts (but only in states, and provinces within Canada, in which Distributor may lawfully do so) to obtain from investors unconditional orders for Shares authorized for issuance by the Fund and registered under SA-33, provided that Distributor may in its discretion reject any order to purchase Shares. This does not obligate the Distributor to register or maintain its registration as a broker or dealer under the state or Canadian securities laws of any jurisdiction if, in the discretion of the Distributor, such registration is not practical or feasible. The Fund shall make available to the Distributor at the expense of the Distributor such number of copies of the Fund`s currently effective prospectus as the Distributor may reasonably request. The Fund shall furnish to the Distributor copies of all information, financial statements, and other papers which the Distributor may reasonably request for use in connection with the distribution of Shares.

3.Paragraph 9 of each Agreement is amended to read as follows:

9.Registration and Sale of Additional Shares. The Fund will, from time to time, use its best efforts to register under SA-33, such Shares of the Fund as Distributor may reasonably be expected to sell on behalf of the Fund. In connection therewith, the Fund hereby agrees to register an indefinite number of Shares pursuant to Rule 24f-2 under ICA-40, as amended. The Fund will, in cooperation with the Distributor, take such action as may be necessary from time to time to qualify such Shares (so registered or otherwise qualified for sale under SA-33), in any state and Canadian province mutually agreeable to the Distributor and the Fund, and to maintain such qualification.

4.Subparagraph b. and subparagraph d. of the second paragraph under Paragraph 10. of each Agreement is amended to read as follows:

10.Expenses. The Fund shall pay all fees and expenses:

b.in connection with the registration and qualification of Shares for sale in the various states in which the Fund shall determine it advisable to qualify such Shares for sale. (Including registering the Fund as a broker or dealer or any officer of the Fund or other person as agent or salesman of the Fund in any state.);

The Distributor shall pay (or will enter into arrangements providing that persons other than Distributor shall pay) all fees and expenses:

d.incurred in connection with its registration as a broker or dealer or the registration or qualification of its officers, directors, or representatives under federal, state and Canadian laws or those associated with the registration and qualification of Shares for sale in provinces in Canada;

5.Paragraph 12. of each Agreement is amended to read as follows:

12.Conformity With Law. Distributor agrees that in selling Shares it shall duly conform in all respects with the laws of the United States and Canada and any state or Canadian province in which such Shares may be offered for sale by Distributor pursuant to this Agreement and to the rules and regulations of FINRA and the Ontario Securities Commission.

6.All other terms and conditions of each Agreement remain in full force and effect until April 30, 2010, unless terminated on an earlier date pursuant to the applicable provisions of the Agreements.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	Each of the Funds set forth on Schedule A hereto, severally and not jointly
/s/Patricia B. Lippert Patricia B. Lippert, Secretary	/s/Edward C. Bernard By: ___________________________________ Edward C. Bernard, Chairman of the Board

Attest:	T. ROWE PRICE INVESTMENT SERVICES, INC.
/s/Barbara A. Van Horn Barbara A. Van Horn, Secretary	/s/David Oestreicher By: David Oestreicher, Vice President

L:TRPPRODEDGAgreementsUnderwriting AgreementsAmendUnderFEF.fm

SCHEDULE A

T. Rowe Price Institutional Equity Funds, Inc. (formerly Institutional Domestic Equity Funds, Inc.), on behalf of

T. Rowe Price Institutional U.S. Structured Research Fund

T. Rowe Price Institutional International Funds, Inc., on behalf of

T. Rowe Price Institutional Global Large-Cap Equity Fund